Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2010 APR 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in


10015586

April 19, 2010

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended March 31, 2010	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended March 31, 2010	Clause 49 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

Exemption No. 82/35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 15, 2010

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: **Compliance under Clause 35 of the Listing Agreement**

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter / year ended March 31, 2010.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a


NSE
APR 2010
CONTENTS NOT VERIFIED

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL — Quarter ended as on 31st March, 2010

Class of Security : Equity

Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B) (VI)	Total Shareholding as percentage of total number of shares: As a percentage of (A+B+C) (VII)	Shares Pledged or otherwise encumbered: No of Shares Pledged (VIII)	Shares Pledged or otherwise encumbered: As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	Shareholding of Promoter and Promoter Group							
(1)	Indian							
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47	0	0.00
(b)	Central Government/State Governments	-	-	-	-	-		
(c)	Bodies Corporate	12	13 02 16 291	13 02 16 289	53.44	53.01	0	0.00
(d)	Financial Institutions/Banks	-	-	-	-	-		
(e)	Any Other (Specify)	1	11 00 000	11 00 000	0.45	0.45	0	0.00
	Sub -Total (A)(1)	**25**	**13 24 82 274**	**13 24 82 267**	**54.37**	**53.94**	**0**	**0.00**
(2)	Foreign							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-		
(b)	Bodies Corporate	-	-	-	-	-		
(c)	Institutions	-	-	-	-	-		
(d)	Any Other (Specify)	-	-	-	-	-		
	Sub -Total (A)(2)	-	-	-	-	-		
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**25**	**13 24 82 274**	**13 24 82 267**	**54.37**	**53.94**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**							
(a)	Mutual Funds /UTI	232	19 28 618	18 58 472	0.79	0.79	-	-
(b)	Financial Institutions/Banks	348	3 78 609	3 62 180	0.16	0.15	-	-
(c)	Central Government/State Governments	53	47 608	2 855	0.02	0.02	-	-
(d)	Venture Capital Funds	-	-	-	-	-	-	-
(e)	Insurance Companies	17	93 62 041	93 61 886	3.84	3.81	-	-
(f)	Foreign Institutional Investors	540	5 02 70 579	5 02 64 520	20.63	20.47	-	-
(g)	Foreign Venture Capital Investors	-	-	-	-	-		
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	**1 190**	**6 19 87 455**	**6 18 49 913**	**25.44**	**25.24**	**0**	**0.00**
(2)	**Non-Institutions**							
(a)	Bodies Corporate	6 723	1 12 93 061	1 12 11 956	4.63	4.60	-	-
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	12 96 912	3 31 53 945	2 70 90 478	13.61	13.50	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	54	33 89 509	33 67 009	1.39	1.38	-	-
(c)	Any Other (Specify)						N/A	N/A
1	NRIs/OCBs	16 456	13 66 604	10 94 971	0.56	0.56		0.00
	Sub -Total (B)(2)	**13 20 145**	**4 92 03 119**	**4 27 64 414**	**20.19**	**20.03**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 21 335**	**11 11 90 574**	**10 46 14 327**	**45.63**	**45.27**	**0**	**0.00**
	TOTAL (A) +(B)	**13 21 360**	**24 36 72 848**	**23 70 96 594**	**100.00**	**99.20**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**19 59 952**	**19 59 952**	**0.00**	**0.80**		
	GRAND TOTAL (A)+(B)+(C)	**13 21 361**	**24 56 32 800**	**23 90 56 546**	**100.00**	**100.00**	**0**	**0.00**



I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No (I)	Name of the shareholder (II)	Total shares held: No of shares (III)	Total shares held: Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} (IV)	Shares Pledged or otherwise encumbered: No of Shares Pledged (V)	Shares Pledged or otherwise encumbered: As a % (VI) =(V)/(III)*100	Shares Pledged or otherwise encumbered: As a % of grand total (A)+(B)+(C) of Sub-clause (I)(a) (VII)
1	AAA Enterprises Private Limited	10 64 14 206	43.32	0	0.00	0.00
2	AAA Infrastructure Consulting And Engineers Pvt Ltd	1 99 75 633	8.13	0	0.00	0.00
3	Sonata Investments Limited	32 50 000	1.32	0	0.00	0.00
4	Reliance Innoventures Private Limited	5 76 450	0.23	0	0.00	0.00
5	Kokila D. Ambani	5 45 126	0.22	0	0.00	0.00
6	Anil D. Ambani	2 73 891	0.11	0	0.00	0.00
7	Tina A Ambani	2 63 474	0.11	0	0.00	0.00
8	Jaianmol A. Ambani	83 487	0.03	0	0.00	0.00
9	Jaianshul A. Ambani	5	0.00	0	0.00	0.00
10	Hansdhwani Trading Company Pvt Ltd	2	0.00	0	0.00	0.00
11	Reliance ADA Group Trustees Private Limited - Trustees of RCAP ESOS Trust	11 00 000	0.45	0	0.00	0.00
	TOTAL	**13 24 82 274**	**53.94**		**0.00**	**0.00**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Janus Overseas Fund	1 22 80 380	5.00
2	Life Insurance Corporation of India	89 57 947	3.65
3	J P Morgan	57 45 118	2.34
4	Vanguard Funds	32 92 052	1.34
5	Janus Aspen Series Overseas Portfolio	31 22 857	1.27
	TOTAL	**3 33 98 354**	**13.60**



(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in *shares*	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	-	0	0.00
	TOTAL		**0**	**0.00**



II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	19 59 952	19 59 952	0.80
	TOTAL		**19 59 952**	**0.80**


LIMITED
CAPITAL
RELIANCE

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil		-	-
	TOTAL		-	-



III(a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer**

Category Code (I)	Category of Shareholder (II)	No. of voting Rights held in each class of securities (III)			Total Voting Rights (IV)	Total Voting Rights	
					(I+II+III)	As a percentage of (A+B)	As a percentage of (A+B+C)
		Class X (I)	Class Y (II)	Class Z (III)		(V)	(VI)
(A)	**Shareholding of Promoter and Promoter Group**						
(1)	**Indian**						
(a)	Individuals/Hindu Undivided Family						
(b)	Central Government/State Governments						
(c)	Bodies Corporate						
(d)	Financial Institutions/Banks						
(e)	Any Other (Specify)						
	Sub Total (A)(1)						
(2)	**Foreign**						
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (Specify)						
	Sub -Total (A)(2)						
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)						
(B)	**Public Shareholding**						
(1)	**Institutions**						
(a)	Mutual Funds /UTI						
(b)	Financial Institutions/Banks				Nil		
(c)	Central Government/State Governments						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (Specify)						
	Sub -Total (B)(1)						
(2)	**Non-Institutions**						
(a)	Bodies Corporate						
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.						
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.						
(c)	Any Other (Specify)						
1	NRIs/OCBs						
	Sub -Total (B)(2)						
	Total Public Shareholding B=(B)(1)+(B)(2)						
	TOTAL (A) +(B)						
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**						
	GRAND TOTAL (A)+(B)+(C)						


RELIANCE CAPITAL LIMITED

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 15, 2010

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: Quarterly Compliance Report on Corporate Governance for the quarter ended March 31, 2010 under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended March 31, 2010.

Kindly acknowledge receipt.

Thanking you.



Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

RELIANCE Capital
Anil Dhirubhai Ambani Group

Report on Corporate Governance for the quarter ended March 31, 2010

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 1	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2008-09, has been obtained. Annual certification for 2009-10, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2009 has been complied in the 23rd Annual report 2008-09. Report for the financial year ended March 31, 2010 will be complied in the 24th Annual report 2009-10.
VII. Compliance	49 (VII)	YES	

For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER